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SEC FILE NUMBER
8- 00719

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NATEXIS BLEICHROEDER INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NEW YORK	10105-4300
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD GREEN — 212-698-3322
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO., LLP
(Name — *if individual, state last, first, middle name*)

60 BROAD STREET	NEW YORK	NEW YORK	10004-2515
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Howard Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATEXIS BLEICHROEDER INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Executive Vice President

Title

BELINDA COIT
Notary Public, State of New York
No. 01CO6100935
Qualified in Kings County
Commission Expires Nov. 3, 2007

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA
BERNARD TURNER, CPA
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

The Board of Directors
Natexis Bleichroeder Inc.

In planning and performing our audit of the financial statements of Natexis Bleichroeder Inc., for the period January 1, 2004 to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Continued

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the period January 1, 2004 to December 31, 2004, to meet the SEC's objectives.

RECOMMENDATIONS

NONE

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joel E. Sammet & Co., LLP

New York, New York
February 7, 2005

NATEXIS BLEICHROEDER INC.

FOCUS REPORT - FORM X-17A-5

PART I

DECEMBER 31, 2004

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

FORM X-17A-5

10/85

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: NATEXIS BLEICHROEDER INC. [13]	SEC FILE NO.: 8-00719 [14]
	FIRM ID. NO.: 134197937 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 1345 AVENUE OF THE AMERICAS [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 01/01/04 [24]
NEW YORK [21] (City) NEW YORK [22] (State) 10105-4300 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12/31/04 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: HOWARD GREEN [30]	(Area Code)—Telephone No.: 212-698-3322 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 16th day of February 2005

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

JOEL E. SAMMET & CO., LLP [70]

ADDRESS	Number and Street	City	State	Zip Code
	60 BROAD STREET [71]	NEW YORK [72]	NEW YORK [73]	10004 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA
BERNARD TURNER, CPA
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Natexis Bleichroeder Inc.

We have audited the accompanying financial condition of Natexis Bleichroeder Inc., for the period January 1, 2004 to December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natexis Bleichroeder Inc. for the period January 1, 2004 to December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joel E. Sammet & Co., LLP

New York, New York
February 7, 2005

FOCUS

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
NATEXIS BLEICHROEDER INC.

N 2 | 100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/04 | 99
SEC FILE NO. 8-00719 | 98

Consolidated [ ] 198
Unconsolidated [X] 199

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 7,852,444	200			$ 7,852,444	750
2. Cash segregated in compliance with federal and other regulations	8,000,000	210			8,000,000	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"	550,403	220				
2. Other	8,709,385	230			9,259,788	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"	189,684,812	240				
2. Other	1,379,295,626	250			1,568,980,438	780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"	19,024,464	280				
2. Other	10,888,985	290			29,913,449	800
E. Other	7,468,789	300	$	550	7,468,789	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	36,885,901	310				
2. Partly secured accounts		320		560		
3. Unsecured accounts			8,432	570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	36,894,333	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts	696,136	340				
B. Partly secured and unsecured accounts		350		600	696,136	830
6. Securities purchased under agreements to resell	6,519,810,500	360		605	6,519,810,500	840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper	20,700,000	370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
NATEXIS BLEICHROEDER INC.

as of 12/31/04

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$ 25,716,869	410				
F. Options	13,600	420				
G. Arbitrage	19,051,247	422				
H. Other securities		424				
I. Spot commodities		430			$ 65,481,716	850
8. Securities owned not readily marketable:						
A. At Cost $ 5,997,470 [130]						
B. At estimated fair value		440	$ 6,517,535	610	6,517,535	860
9. Other investments not readily marketable:						
A. At Cost $ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ [150]						
B. Other $ [160]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ 1,044,000 [190]						
B. Owned at cost			99,000	650		
C. Contributed for use of company, at market value				660	99,000	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	822,647	670	822,647	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490	3,530,163	680	3,530,163	920
15. Other Assets:						
A. Dividends and interest receivable	2,087,571	500		690		
B. Free shipments		510	328,706	700		
C. Loans and advances		520	9,600	710		
D. Miscellaneous	6,267,422	530	25,568,705	720	34,262,004	930
16. TOTAL ASSETS	$ 8,262,704,154	540	$ 36,884,788	740	$ 8,299,588,942	940

OMIT PENNIES

BROKER OR DEALER
NATEXIS BLEICHROEDER INC.

as of 12/31/04

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$ 8,306,922	1460
B. Other		1040		1250	75,000,000	1470
18. Securities sold under repurchase agreements				1260	6,498,915,000	1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270	1,538,626	1490
2. Other		1060		1280	9,986,381	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			▼21	1510
2. Other	▼16	1080		1290	1,306,733,535	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	▼19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100			2,588,328	1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of ▼15 $ 4,149,270 [950]		1120			▼22 192,892,197	1580
B. Commodities accounts	▼17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340	185	1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of $ 19,087,524 [960]				1360	42,593,899	1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170			10,031,400	1640
C. Income taxes payable		1180			▼23 504,000	1650
D. Deferred income taxes			▼20	1370		1660
E. Accrued expenses and other liabilities		1190			19,843,779	1670
F. Other	▼18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

0/85

BROKER OR DEALER
NATEXIS BLEICHROEDER INC.

as of 12/31/04

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:							
A. Unsecured		$	1210			$	1690
B. Secured			1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of $	980						
B. Securities borrowings, at market value;					1410		1720
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements;					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of $	1010						
D. Exchange memberships contributed for use of company at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
26. TOTAL LIABILITIES		$	1230	$	1450	$ 8,168,934,252	1760

Ownership Equity

27. Sole proprietorship		$	1770
28. Partnership- limited partners $	1020		1780
29. Corporation:			
A. Preferred stock			1791
B. Common stock		1	1792
C. Additional paid-in capital		151,503,082	1793
D. Retained earnings		(20,848,393)	1794
E. Total		130,654,690	1795
F. Less capital stock in treasury		( )	1796
30. TOTAL OWNERSHIP EQUITY		$ 130,654,690	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 8,299,588,942	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER NATEXIS BLEICHROEDER INC. as of 12/31/04

COMPUTATION OF NET CAPITAL

Item		Code	Amount	Code
1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 130,654,690	3480
2. Deduct: Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			130,654,690	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 130,654,690	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 36,884,788	3540		
1. Additional charges for customers' and non-customers' security accounts		3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver:	600,551	3570		
1. Number of items 105 [3450]				
C. Aged short security differences-less reserve of $ [3460]		3580		
number of items [3470]				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
F. Other deductions and/or charges	2,634,381	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(40,119,720)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 90,534,970	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants	6,893,217	3720		
6. Options	31,800	3730		
7. Arbitrage	610,007	3732		
8. Other securities		3734		
D. Undue concentration		3650		
E. Other (list)	3,827,193	3736	(11,362,217)	3740
10. Net Capital			$ 79,172,753	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER NATEXIS BLEICHROEDER INC. as of 12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%		3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	5,928,411	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	1,500,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	5,928,411	3760
25. Excess net capital (line 10 less 24)	$	73,244,342	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	26.71	3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%	26.71	3854
28. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	64,351,727	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Natexis Bleichroeder Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and various other exchanges and the National Association of Securities Dealers. The Company is a New York Corporation that is a wholly owned subsidiary of Natexis Banques Populaires (the "Parent").

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking businesses.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all security transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

FOCUS

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

FOCUS

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Depreciation

Depreciation is provided for by accelerated and straight-line methods using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

NOTE 3 CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash and/or securities of $8,000,000 has been segregated in a special reserve account for the exclusive benefit of customers at December 31, 2004 under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/ loaned	$1,568,980,438	$1,306,733,535
Securities failed-to-deliver/receive	9,259,788	11,525,007
Payable to clearing organization	0	2,588,328
Receivable from clearing organization	29,913,449	0
Other	7,468,789	0
	$1,615,622,464	$1,320,846,870

FOCUS

NOTE 5 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 6 RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has borrowed funds from the Parent. These loans are unsecured and during the period since the Company's acquisition, had rates of interest ranging from 10 to 15 basis points above the federal funds rate. At December 31, 2004, the balance of the loan amounted to $75,000,000. Interest expense on this loan charged by the Parent to the Company for the period amounted to $998,149 and is included in net income.

NOTE 7 EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan for employees. The Company is not required to make any matching or mandatory contribution to the Plan. Contributions are made at the discretion of management.

The Company does not participate in any pension and/or post retirement plans for its employees.

NOTE 8 FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving futures, forwards and foreign exchange contracts and other transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. At December 31, 2004, the Company had commitments to enter into future resale and repurchase agreements. At December 31, 2004, the Company had also borrowed securities and pledged securities against those borrowed securities.

Continued

NOTE 8 FINANCIAL INSTRUMENTS (continued)

Financial Instruments With Off-Balance-Sheet Risk

In addition, the Company has sold securities that is does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

NOTE 8 FINANCIAL INSTRUMENTS (continued)

Financial Instruments With Off-Balance-Sheet Risk (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In connection with these activities, particularly in United States Government and Agency securities, the Company enters into collateralized reverse repurchase and repurchase agreements, securities lending arrangements and certain other secured transactions which may result in significant credit exposure in the event the counterparty to the transaction was unable to fulfill their contractual obligations. In accordance with industry practice, repurchase agreements and security borrowing arrangements are generally collateralized by cash or securities with a market value in excess of the Company's obligation under the contract. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

NOTE 9 COMMITMENTS AND CONTINGENCIES

Leases

The Company occupies office space under a lease expiring April 29, 2011. The minimum aggregate rent per annum is $3,235,291 until December 21, 2005, and $3,545,259 for the remaining term of the lease. The lease contains escalation provisions for increases of real estate tax and operating expenses.

Litigation

In the normal course of business, the Company has been named as a defendant in several lawsuits. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the New York Stock Exchange, Inc. also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2004, the Company had net capital of $79,172,753, which was 26.71 percent of aggregate debit balances and $73,244,342 in excess of required net capital.

NOTE 11 INCOME TAXES

At December 31, 2004, the Company had net operating loss carryforwards which resulted in deferred federal income taxes refundable of $10,889,962 and deferred state and city income taxes refundable of $7,680,933.

FOCUS

NATEXIS BLEICHROEDER INC.

FOCUS REPORT - FORM X-17A-5

PART II

DECEMBER 31, 2004

FOCUS

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

BROKER OR DEALER	For the period (MMDDYY) from 01/01/04 [3932] to 12/31/04 [3933]
NATEXIS BLEICHROEDER INC.	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Code	Amount	Code
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 11,604,991	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			245,429	3937
c. Commissions on listed option transactions			1,587,719	3938
d. All other securities commissions			11,772,787	3939
e. Total securities commissions			25,210,926	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities			16,966,339	3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities			2,749,086	3944
c. From market making in options on a national securities exchange			0	3945
d. From all other trading			0	3949
e. Total gains or (losses)			19,715,425	3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)			(648,600)	3952
4. Profits or (losses) from underwriting and selling groups			790,310	3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest			1,166,920	3960
6. Revenue from sale of investment company shares			0	3970
7. Fees for account supervision, investment advisory and administrative services			7,359,133	3975
8. Revenue from research services			0	3980
9. Commodities revenue			0	3990
10. Other revenue related to securities business			10,133,775	3985
11. Other revenue				3995
12. Total revenue			$ 63,727,889	4030

EXPENSES

Item		Code	Amount	Code
13. Registered representatives' compensation			$ 19,402,964	4110
14. Clerical and administrative employees' expenses			15,641,778	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			0	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)			4,702,307	4055
17. Commissions and clearance paid to all other brokers (see definition)			2,070,465	4145
18. Clearance paid to non-brokers (see definition)			225,513	4135
19. Communications			4,322,003	4060
20. Occupancy and equipment costs			8,541,998	4080
21. Promotional costs			2,277,403	4150
22. Interest expense			1,143,689	4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts			163,207	4170
24. Data processing costs (including service bureau service charges)			0	4186
25. Non-recurring charges			0	4190
26. Regulatory fees and expenses			644,279	4195
27. Other expenses			20,721,639	4100
28. Total expenses			$ 79,857,245	4200

NET INCOME

Item		Code	Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ (16,129,356)	4210
30. Provision for Federal income taxes (for parent only)			5,265,825	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			(218,153)	4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ (11,081,684)	4230

MONTHLY INCOME

Item	Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 689,609	4211

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **NATEXIS BLEICHROEDER INC.** as of 12/31/04

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$194,573,279	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	84,729,522	4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	4,126,954	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	273,348	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	1,204,550	4390		
7. **Market value of short security count differences over 30 calendar days old	14,250	4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	77,240	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	653,784	4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 285,652,927	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 30,174,387	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	189,684,812	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	19,574,867	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	56,986,464	4465		
16. Other (List)		4469		
17. **Aggregate debit items			$ 296,420,530	4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			(8,892,616)	4471
19. **TOTAL 15c3-3 DEBITS			$287,527,914	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$ 1,874,987	4480
21. Excess of total credits over total debits (line 11 less line 19)	0	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	8,000,000	4510
24. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities	5,000,000	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$ 13,000,000	4530
26. Date of deposit (MMDDYY)	01/04/05	4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ____ [4332] Weekly X [4333] Monthly ____ [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER NATEXIS BLEICHROEDER INC. as of 12/31/04

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ [4586]

A. Number of Items .... [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ [4588]

A. Number of Items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

10/85

BROKER OR DEALER
NATEXIS BLEICHROEDER INC. as of 12/31/04

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. *Excess (insufficiency) funds in segregation (13 minus 6)*	$	7190

BROKER OR DEALER as of 12/31/04
NATEXIS BLEICHROEDER INC.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER
NATEXIS BLEICHROEDER INC.

For the period (MMDDYY) from 01/01/04 to 12/31/04

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinations		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 141,736,374	4240
A. Net income (loss)			(11,081,684)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 130,654,690	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
NATEXIS BLEICHROEDER INC.

as of 12/31/04

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days.				
	A. breaks long	$	4890		4900
	B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3.	Personnel employed at end of reporting period:		
	A. Income producing personnel	103	4950
	B. Non-income producing personnel (all other)	128	4960
	C. Total	231	4970
4.	Actual number of tickets executed during current month of reporting period	68,765	4980
5.	Number of corrected customer confirmations mailed after settlement date	1,403	4990

		No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6.	Money differences		5000	$	5010		5020	$	5030
7.	Security suspense accounts		5040	$	5050		5060	$	5070
8.	Security difference accounts		5080	$	5090		5100	$	5110
9.	Commodity suspense accounts		5120	$	5130		5140	$	5150
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11.	Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12.	Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13.	Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14.	Total		5320	$	5330		5340	$	5350

		No. of Items		Ledger Amount		Market Value	
15.	Failed to deliver 5 business days or longer (21 business day or longer in the case of Municipal Securities)		5360	$	5361	$	5362
16.	Failed to receive 5 business days or longer (21 business day or longer in this case of Municipal Securities)		5363	$	5364	$	5365

17.	Security concentrations (See instructions in Part I):		
	A. Proprietary positions	$	5370
	B. Customers' accounts under Rule 15c3-3	$ 2,261,194	5374
18.	Total of personal capital borrowings due within six months	$	5378
19.	Maximum haircuts on underwriting commitments during the period	$ 1,168,695	5380
20.	Planned capital expenditures for business expansion during next six months	$	5382
21.	Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22.	Lease and rentals payable within one year	$ 3,235,291	5386
23.	Aggregate lease and rental commitments payable for entire term of the lease		
	A. Gross	$ 18,919,346	5388
	B. Net	$ 15,717,949	5390

OMIT PENNIES

10/85

SCHEDULE A

NATEXIS BLEICHROEDER INC.
ANSWERS TO FINANCIAL QUESTIONNAIRE - FORM X-17A-5
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2004 TO DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net loss		$ (10,863,531)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		2,154,532
(Increase) decrease in operating assets:		
Segregated cash	$ (8,000,000)	
Receivable from brokers or dealers and clearing organizations	(281,788,053)	
Receivable from customers	(11,779,196)	
Receivable from non-customers	(696,136)	
Securities purchased under agreements to resell	(1,230,024,762)	
Securities owned at market value	8,318,627	
Other investments and securities not readily marketable	(1,625,110)	
Other assets	(14,310,251)	
Net (Increase) Decrease in Operating Assets		(1,539,904,881)
Increase (decrease) in operating liabilities:		
Bank loans payable	24,544,294	
Securities sold under repurchase agreement	1,286,291,762	
Payable to broker dealers and clearing organizations	235,957,173	
Payable to customers	(14,501,805)	
Payable to non-customers	(12,343)	
Securities sold-not yet purchased	5,714,287	
Accounts payable and accrued liabilities	4,024,152	
Net Increase (Decrease) in Operating Liabilities		1,542,017,520
Net Cash Provided by Operating Activities		(6,596,360)
Cash Flows From (Used) in Investing Activities:		
Purchase of furniture and fixtures and leasehold improvements		(869,196)
Cash Flows From (Used) In Financing Activities:		
Equity loss of unconsolidated subsidiary		(218,153)
Decrease in cash		(7,683,709)
Cash - January 1, 2004		15,536,153
CASH - DECEMBER 31, 2004		$ 7,852,444

FOCUS

NATEXIS BLEICHROEDER INC.
ANSWERS TO FINANCIAL QUESTIONNAIRE - FORM X-17A-5
RECONCILIATION OF COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENT
DECEMBER 31, 2004

Excess of total debits per internal report	$1,874,987
EXCESS OF TOTAL DEBITS PER AUDITED REPORT	$1,874,987

NATEXIS BLEICHROEDER INC.
ANSWERS TO FINANCIAL QUESTIONNAIRE - FORM X-17A-5
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2004

Net capital per internal report	$79,172,753
NET CAPITAL PER AUDITED REPORT	$79,172,753

FOCUS